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SEC FILE NUMBER 001-34272
CUSIP NUMBER 10807M105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

RTI International Metals, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

Westpointe Corporate Center One

1550 Coraopolis Heights Road, 5th Floor

Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15108-2973

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”), cannot be filed within the prescribed time period without unreasonable effort or expense because of additional disclosure to be included in the Form 10-K to address the restatement of prior period financial statements to establish a valuation allowance against certain deferred tax assets for such periods by RTI International Metals, Inc. (the “Company”).

As previously disclosed in the Company’s Item 4.02 Current Report on Form 8-K filed February 27, 2014, the Company’s treatment of a deferred tax asset at the Company’s Canadian subsidiary has been under discussion with the Staff of the U.S. Securities and Exchange Commission (“SEC”). In considering these discussions, which began in July 2013 and included PricewaterhouseCoopers LLP (“PwC”), the Company’s independent registered public accounting firm, and given the Canadian subsidiary’s history of cumulative losses, the Company determined that its previously filed financial statements for the fiscal years ended December 31, 2010 and 2011, the fiscal year (including interim periods) ended December 31, 2012, and the three month periods ended March 31, June 30 and September 30, 2013 (collectively, the “Restatement Periods”) should be restated to establish a valuation allowance against the Company’s Canadian deferred tax asset.

The Company is working diligently to complete its restatement, and plans to file its Form 10-K as soon as practicable and within the fifteenth calendar day following the required filing date as prescribed in Rule 12b-25. The Company intends to include in the Form 10-K its restatement of prior financial statements for the Restatement Periods. As a result of the inclusion of the valuation allowance discussed above, Company management is currently reviewing and evaluating the impact of the restatement on the adequacy of the Company’s internal control over financial reporting, as defined in Rule 13a-15(f), and its disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, with respect to this matter for the relevant restatement periods. Although this analysis is not yet complete, it is likely that this restatement resulted in a material weakness in internal control over financial reporting as of December 31, 2013.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chad Whalen, Esq. General Counsel & Senior Vice President	(412)	893-0026
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On February 27, 2014, the Company reported preliminary operating income $59.4 million on net sales of $783.3 million for the year ended December 31, 2013, as compared to operating income of $47.4 million on net sales of $700.0 million for the year ended December 31, 2012. Included in preliminary operating income for fiscal year 2013 is an estimated goodwill and other intangible asset impairment charge of $18.0 million related to the Company’s medical device business unit.

As described in Part III of this Form 12b-25, the Company intends to include in its Form 10-K filing restated financial statements for the periods indicated to appropriately reflect the impact of the Company recognizing a valuation allowance against it Canadian deferred tax assets on Net Income and Deferred Income Tax Asset (Noncurrent). Additional information regarding the anticipated impact on the prior periods may be found in the Company’s Item 4.02 Current Report on Form 8-K filed February 27, 2013, which is incorporated herein by reference.

Statements in this Form 12b-25 that relate to future results, events and expectations, including statements about the Company’s financial statements, the filing of the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, and the anticipated timing and outcome of the Company’s analysis of its internal control over financial reporting are forward-looking statements based on Company management’s current expectations. Actual results may differ materially from those described in these forward-looking statements because of many risks and uncertainties, including: general economic, business and industry conditions; the duration and scope of the analysis of the Company’s internal control over financial reporting, including potential conclusions that there is one or more material weaknesses in the Company’s internal control over financial reporting, that its disclosure controls and procedures are not effective, any potential amendments to the Company’s historical filings under the Exchange Act; and litigation and potential governmental investigations or proceedings arising out of or related to accounting and financial reporting matters. Additional discussion of these and other factors affecting the Company’s business and prospects is described under “Part I – Item 1A. Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012. All forward-looking statements included in this Form 12b-25 are made as of the filing date of this Form 12b-25, based on information currently available to the Company’s management, and the Company assumes no obligation to update any forward-looking statement.

RTI International Metals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 3, 2014	By:	/s/ William T. Hull
Name: William T. Hull
Title: Senior Vice President and Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).